UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
April 1, 1999 through June 30, 1999

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from April 1, 1999 through June 30, 1999 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                  Maximum
                  Maximum          Other           Maximum
                 Money Pool      Short-Term         Total              SEC
Company          Borrowings      Borrowings       Borrowings          Limit
-------          ----------      ----------       ----------          -----
IESU             35,732,011            0.00        35,732,011      150,000,000
IPC              36,867,122            0.00        36,867,122       72,000,000
WP&L             84,676,765      50,000,000       110,934,981      128,000,000
SERVICES                  0               0                0       100,000,000

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 4.85%.

     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

               Maximum         Maximum        Maximum
               Loans to       Corporate      Short-Term          SEC
              Money Pool      Borrowings     Borrowings         Limit
              ----------      ----------     ----------         -----

AEC(*)       150,925,116      26,974,884     155,842,000     450,000,000

----------------
(*) Consists entirely of commercial paper during the Reporting Period.

     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.


     DATED:  August 10, 1999

                                          ALLIANT ENERGY CORPORATION
                                          IES UTILITIES INC.
                                          INTERSTATE POWER COMPANY
                                          WISCONSIN POWER AND LIGHT COMPANY
                                          ALLIANT ENERGY CORPORATE SERVICES INC.

                                          BY:  ALLIANT ENERGY CORPORATION



                                          BY: /s/ Edward M. Gleason
                                             ----------------------------------
                                             Edward M. Gleason
                                             Vice President, Treasurer
                                             and Corporate Secretary